STOCKHOLDERS' AGREEMENT

among

ITSTHEZONE, INC.

and

THE STOCKHOLDERS NAMED HEREIN

dated as of

January __, 2022

TABLE OF CONTENTS

STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein, this **"Agreement"**), dated as of January __, 2022, is entered into among ItsTheZone, Inc., a Delaware corporation (the **"Company"**) and Ivan Tchatchouwo (the **"Founder"**), and each Person identified on Schedule A hereto and executing a signature page hereto (each, an "**Investor**" and, collectively, the **"Investors"**), and each other Person who after the date hereof acquires securities of the Company and agrees to become a party to, and bound by, this Agreement as an "Investor" by executing a Joinder Agreement. The Founder and the Investors and their respective Permitted Transferees are each referred to herein as a **"Stockholder"** and, collectively, the **"Stockholders"**.

RECITALS

WHEREAS, the Stockholders own all of the outstanding shares of Common Stock (as defined below);

WHEREAS, the Company and the Stockholders desire to enter into this Agreement to set forth their understanding and agreement as to the shares of Common Stock held by the Stockholders, including the voting, tender and transfer of such shares under the circumstances set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. When used in this Agreement with initial capital letters, the following terms have the meanings specified or referred to in this **Section 1.01**:

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, in a business context including any partner, member, stockholder or other equity holder of such Person or manager, director, officer or employee of such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" has the meaning set forth in the Preamble.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Applicable ROFR Rightholder Exercise Notice" has the meaning set forth in **Section 4.03(d)(iii)**.

"Applicable ROFR Rightholder Option Period" has the meaning set forth in **Section 4.03(d)(iii)**.

"Applicable ROFR Rightholders" has the meaning set forth in **Section 4.03(a)**.

"Board" has the meaning set forth in **Section 2.01(a)**.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Capital Stock" means the Class A Common Stock, Class B Common Stock and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

"Certificate of Incorporation" means the Certificate of Incorporation of the Company, as filed on January __, 2022 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time.

"Change of Control" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Stock (or other voting stock of the Company) on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Stockholders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"Common Stock" means the Common Stock, par value $0.0001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization. Fractional shares of Common Stock may be issued.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the Preamble.

"Company Opportunity" has the meaning set forth in **Section 5.01**.

"**Company Option Period**" has the meaning set forth in **Section 4.03(d)(ii)**.

"Company ROFR Exercise Notice" has the meaning set forth in **Section 4.03(d)(ii)**.

"Delaware Act" means the General Corporation Law of the State of Delaware, Title 8, Chapter 1, §§ 8-101, *et seq*, and any successor statute, as it may be amended from time to time.

"Director" has the meaning set forth in **Section 2.01(a).**

"Drag-along Notice" has the meaning set forth in **Section 4.05(c)**.

"Drag-along Sale" has the meaning set forth in **Section 4.05(a)**.

"Drag-along Stockholder" has the meaning set forth in **Section 4.05(a)**.

"Dragging Stockholder" has the meaning set forth in **Section 4.05(a)**.

"Excluded Issuance" means an issuance or sale of any Capital Stock or Stock Equivalents in connection with: (a) a grant to any existing or prospective Directors, officers, other employees or third party advisors of the Company or any Company Subsidiary pursuant to a stock option plan or similar equity-based plans or other compensation or advisory agreement; (b) the conversion or exchange of any securities of the Company into Capital Stock, or the exercise of any warrants or other rights to acquire Capital Stock; (c) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (f) any subdivision of Capital Stock (by a split of Capital Stock or otherwise), payment of stock dividend, reclassification, reorganization or any similar recapitalization; (g) any private placement of warrants to purchase Capital Stock to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (h) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; or (i) any office lease or equipment lease or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business.

"Exercising Applicable ROFR Rightholder" has the meaning set forth in **Section 4.03(d)(iv)**.

"Exercising Applicable ROFR Rightholder Exercise Notice" has the meaning set forth in **Section 4.03(d)(iv)**.

"Exercising Applicable ROFR Rightholder Notice" has the meaning set forth in **Section 4.03(d)(iv)**.

"Exercising Applicable ROFR Rightholder Option Period" has the meaning set forth in **Section 4.03(d)(iv)**.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"Family Members" has the meaning set forth in **Section 4.02(i)**.

"Fiscal Year" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"Founder" has the meaning set forth in the Preamble.

"Fully Diluted Basis" means, as of any date of determination: with respect to all Capital Stock, all issued and outstanding Capital Stock of the Company and all Capital Stock issuable upon the exercise or conversion of any outstanding Stock Equivalents as of such date, whether or not such Stock Equivalent is at the time exercisable or convertible.

"Fully Electing Tag-Along Stockholder" has the meaning set forth in **Section 4.04(d)(ii)**.

"Fully Exercising Pre-emptive Stockholder" has the meaning set forth in **Section 3.01(d)**.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Investor" has the meaning set forth in the Preamble.

"Issuance Notice" has the meaning set forth in **Section 3.01(b)**.

"Joinder Agreement" means the Joinder Agreement to this Agreement in form and substance acceptable to the Company.

"Stockholder" has the meaning set forth in the Preamble.

"New Securities" means any authorized but unissued Shares or any Stock Equivalents.

"Offered Stock" has the meaning set forth in **Section 4.03(a)**.

"Offering Stockholder" has the meaning set forth in **Section 4.03(a)**.

"Other Business" has the meaning set forth in **Section 5.01**.

"Over-allotment Exercise Period" has the meaning set forth in **Section 3.01(d)**.

"Over-allotment Notice" has the meaning set forth in **Section 3.01(d)**.

"Permitted Transfer" means a Transfer of Capital Stock or Stock Equivalents carried out pursuant to **Section 4.02**.

"Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Pre-emptive Acceptance Notice" has the meaning set forth in **Section 3.01(c)**.

"Pre-emptive Exercise Period" has the meaning set forth in **Section 3.01(c)**.

"Pre-emptive Pro Rata Portion" means, for any Stockholder as of any particular time, a fraction determined by dividing (a) the number of shares of Common Stock on a Fully Diluted Basis owned by such Stockholder immediately prior to such time by (b) the aggregate number of shares of Common Stock on a Fully Diluted Basis owned by all of the Stockholders immediately prior to such time.

"Pre-emptive Stockholder" has the meaning set forth in **Section 3.01(a)**.

"Prospective Purchaser" has the meaning set forth in **Section 3.01(b)**.

"Prospective Transferee" has the meaning set forth in **Section 4.03(a)**.

"Public Offering" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"Qualified Public Offering" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Company having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $25,000,000, following which at least 40% of the total Common Stock of the Company on a Fully Diluted Basis shall have been sold to the public and shall be listed

on any national securities exchange or quoted on the NASDAQ Stock Market System or other national market or stock exchange.

"Qualified Stockholder" has the meaning set forth in **Section 5.01**.

"Related Agreements" has the meaning set forth in **Section 7.06**.

"Remaining New Securities" has the meaning set forth in **Section 3.01(d)**.

"Remaining Tag-along Stock" has the meaning set forth in **Section 4.04(e)(i)**.

"Remaining Tag-along Stock Exercise Notice" has the meaning set forth in **Section 4.04(e)(ii)**.

"Remaining Tag-along Stock Exercise Period" has the meaning set forth in **Section 4.04(e)(ii)**.

"Remaining Tag-along Stock Notice" has the meaning set forth in **Section 4.04(e)(i)**.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"ROFR Notice" has the meaning set forth in **Section 4.03(c)**.

"ROFR Pro Rata Portion" means, for any Applicable ROFR Rightholder and for any Offered Stock as of any particular time, a fraction determined by dividing (a) the number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Offered Stock owned by such Applicable ROFR Rightholder immediately prior to such time by (b) the aggregate number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Offered Stock owned by all of the Applicable ROFR Rightholders immediately prior to such time.

"ROFR Rightholders" has the meaning set forth in **Section 4.03(a)**.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Selling Stockholder" has the meaning set forth in **Section 4.04(a)**.

"**Services Agreement**" refers to any written agreement (including an employment, consulting, or advisory agreement) between a Stockholder and the Company pursuant to which such Stockholder is to render services to the Company and as a result of which has received his or her Shares.

"Shares" means shares of (a) Class A Common Stock; (b) Class B Common Stock; and (c) any other Capital Stock, in each case together with any Stock Equivalents thereon, purchased, owned or otherwise acquired by a Stockholder as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"Stock Equivalents" means any Stock Option and any other security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Shares, and any option, warrant or other right to subscribe for, purchase or acquire Shares or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

"Stockholder" has the meaning set forth in the Preamble.

"Tag-along Exercise Notice" has the meaning set forth in **Section 4.04(d)(i)**.

"Tag-along Exercise Period" has the meaning set forth in **Section 4.04(d)(i)**.

"Tag-along Notice" has the meaning set forth in **Section 4.04(c)**.

"Tag-along Pro Rata Portion" means, for any Selling Stockholder or Tag-along Stockholder and for any Tag-along Stock as of any particular time, a fraction determined by dividing (a) the number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Tag-along Stock owned by such Stockholder immediately prior to such time by (b) the aggregate number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Tag-along Stock owned by the Selling Stockholder and all of the Tag-along Stockholders timely electing to participate in the applicable Tag-along Sale pursuant to **Section 4.04(d)(i)** immediately prior to such time.

"Tag-along Sale" has the meaning set forth in **Section 4.04(a)**.

"Tag-along Stock" has the meaning set forth in **Section 4.04(a)**.

"Tag-along Stockholder" has the meaning set forth in **Section 4.04(a)**.

"Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction: (a) does not directly or indirectly own or have the right to acquire any outstanding Capital Stock (or applicable Stock Equivalents); or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Capital Stock (or applicable Stock Equivalents).

"Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Capital Stock or Stock Equivalents

owned by a Person or any interest (including a beneficial interest) in any Capital Stock or Stock Equivalents owned by a Person. **"Transfer"**, when used as a noun, shall have a correlative meaning.

"Transfer Offer" has the meaning set forth in **Section 4.03(a)**.

"Transferee" means a recipient of, or proposed recipient of, a Transfer, including a Permitted Transferee or a Prospective Transferee.

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
MANAGEMENT

Section 2.01 Board Composition.

(a) The Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the **"Board"**) consisting of two (2) directors (each, a **"Director"**). The Founder shall have the right to designate all two (2) Directors.

(b) Each Stockholder shall vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to elect to the Board any individual designated by the Founder pursuant to **Section 2.01(a)**.

Section 2.02 Removal; Resignation; Vacancies.

(a) **Removal.** Any Director may be removed at any time as a Director on the Board (with or without cause) by the Founder or holders of two-thirds of the issued and outstanding Capital Stock of the Corporation entitled to vote at an election of directors.

(b) **Resignation.** A Director may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(c) **Vacancies.**

(i) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Director, then the Founder shall have the right to designate an individual to fill such vacancy and the Company and each Stockholder (whether in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise) hereby agree to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Stockholder, by voting all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control) to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Founder shall fail to designate in writing a representative to fill a vacant Director position on the Board, and such failure shall continue for more than thirty (30) days after notice from the Company to the Founder with respect to such failure, then the vacant position shall be filled by an individual designated by the vote of a majority of the directors then in office.

Section 2.03 Meetings of the Board of Directors.

(a) **Generally.** The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least 48 hours prior to each such meeting.

(b) **Special Meetings.** Special meetings of the Board shall be held on the call of the Founder upon at least 7 days' written notice if the meeting is to be held in person or 4 day's written notice if the meeting is to be held by telephone communications or video conference to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to himself or herself.

(c) **Quorum Requirements.** The presence of the Founder or a majority of Directors then in office shall constitute a quorum. If a quorum is not achieved at any duly called meeting, such meeting may be postponed to a time no earlier than 48 hours after written notice of such postponement has been given to the Directors.

Section 2.04 Compensation; No Employment.

(a) **Compensation of Directors.** The Company and each Stockholder acknowledges and agrees that:

(i) each Director shall be reimbursed by the Company for his or her reasonable travel and out-of-pocket expenses incurred in the performance of his or her duties as a Director, including attendance in person at meetings of the Board (or any committees thereof), pursuant to such policies as from time to time established by the Board.

(ii) Nothing contained in this **Section 2.04** shall be construed to preclude any Director from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) **No Right of Employment Conferred.** This Agreement does not, and is not intended to, confer upon any Director any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

Section 2.05 Committees. The Company and each Stockholder acknowledges and agrees that the Board may, by resolution, designate from among the Directors one or more committees, each of which shall be comprised of one or more Directors. Any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in the Delaware Act. The Board may dissolve any committee or remove any member of a committee at any time.

Section 2.06 Termination. This **Article II**, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

ARTICLE III
PRE-EMPTIVE RIGHTS

Section 3.01 Pre-emptive Right.

(a) **Issuance of New Securities.** The Company hereby grants to each Stockholder holding shares of Common Stock (each such Stockholder, a "**Pre-emptive Stockholder**") a separate right to purchase its Pre-emptive Pro Rata Portion (subject to its over-allotment option in **Section 3.01(d)** below) of any New Securities that the Company may from time to time propose to issue or sell to any party; *provided*, that the provisions of this **Section 3.01** shall not apply to any Excluded Issuance.

(b) **Additional Issuance Notices.** The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale of New Securities described in **Section 3.01(a)** to the Pre-emptive Stockholders within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective

purchaser seeking to purchase the applicable New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of New Securities proposed to be issued;

(ii) the proposed issuance date, which shall be at least twenty (20) days from the date of the Issuance Notice;

(iii) the proposed purchase price per share of New Securities and all other material terms of the offer or sale; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of a capitalization table or other stockholders ledger of the Company indicating the Pre-emptive Stockholders' holdings of Capital Stock in a manner that enables each Pre-emptive Stockholder to calculate its Pre-emptive Pro Rata Portion of any New Securities.

(c) **Exercise of Pre-emptive Rights.** Each Pre-emptive Stockholder shall for a period of ten (10) days following the receipt of an Issuance Notice (the "**Pre-emptive Exercise Period**") have the right to elect irrevocably to purchase all or any portion of its Pre-emptive Pro Rata Portion of any New Securities on the terms and conditions, including the purchase price, set forth in the Issuance Notice by delivering a written notice to the Company (a "**Pre-emptive Acceptance Notice**") specifying the number of New Securities it desires to purchase up to its Pre-emptive Pro Rata Portion. The delivery of a Pre-emptive Acceptance Notice by a Pre-emptive Stockholder shall be a binding and irrevocable offer by such Stockholder to purchase the New Securities described therein. The failure of a Pre-emptive Stockholder to deliver a Pre-emptive Acceptance Notice by the end of the Pre-emptive Exercise Period shall constitute a waiver of its rights under this **Section 3.01(c)** with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(d) **Over-allotment.** No later than five (5) days following the expiration of the Pre-emptive Exercise Period, the Company shall give written notice (the "**Over-allotment Notice**") to each Pre-emptive Stockholder specifying the number of New Securities that each Pre-emptive Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) and the aggregate number of remaining New Securities, if any, not elected to be purchased by the Pre-emptive Stockholders pursuant to **Section 3.01(c)** (the "**Remaining New Securities**"). Each Pre-emptive Stockholder exercising its rights to purchase its Pre-emptive Pro Rata Portion of the New Securities in full (a "**Fully Exercising Pre-emptive Stockholder**") shall have a right of over-allotment such that if there are any Remaining New Securities, such Fully Exercising Pre-emptive Stockholder may purchase all or any portion of its pro rata portion of the Remaining New Securities, based on the relative Pre-emptive Pro Rata

Portions of all Fully Exercising Pre-emptive Stockholders. Each Fully Exercising Pre-emptive Stockholder shall elect to purchase its allotment of Remaining New Securities by giving written notice to the Company specifying the number of Remaining New Securities it desires to purchase within five (5) days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**").

(e) **Sales to the Prospective Purchaser.** Following the expiration of the Pre-emptive Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Stockholders declined to exercise the pre-emptive right set forth in this **Section 3.01** on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (i) such issuance or sale is closed within twenty (20) days after the expiration of the Pre-emptive Exercise Period and, if applicable, the Over-allotment Exercise Period (subject to the extension of such twenty (20) day period for a reasonable time not to exceed forty (40) days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Pre-emptive Stockholders in accordance with the procedures set forth in this **Section 3.01**.

(f) **Closing of the Issuance.** The closing of any purchase by any Pre-emptive Stockholder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this **Section 3.01**, the Company shall deliver the New Securities in certificated form, free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to such purchasers and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Pre-emptive Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

(g) **Termination.** This **Section 3.01**, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

ARTICLE IV
TRANSFER

Section 4.01 General Restrictions on Transfer.

(a) **Stockholders.** Each Stockholder acknowledges and agrees that such Stockholder (or any Permitted Transferee of such Stockholder) shall not Transfer:

(i) prior to the consummation of a Qualified Public Offering, any Common Stock or related Stock Equivalents without the prior written consent of the Board, except:

(A) pursuant to **Section 4.02**;

(B) when required of a Drag-along Stockholder pursuant to **Section 4.05**;

(C) pursuant to a Public Offering; or

(D) as otherwise set forth in the Incentive Plan or applicable Award Agreement; and

(ii) prior to the ____ anniversary of the date of this Agreement, any other Capital Stock or Stock Equivalents (other than Common Stock or related Stock Equivalents which are covered by **Section 4.01(a)(i)** above) without the prior written consent of the Board, except:

(A) pursuant to **Section 4.02**;

(B) when required of a Drag-along Stockholder pursuant to **Section 4.05**;

(C) pursuant to a Public Offering; or

(D) upon the exercise of a tag-along right by a Tag-along Stockholder pursuant to **Section 4.04**.

In the event consent is provided by the Board pursuant to this **Section 4.01(a)** and, in the case of the securities covered by **Section 4.01(a)(ii)** above, following the ___ anniversary of the date of this Agreement, any such Transfer by a Stockholder shall be made only either as permitted pursuant to **Section 4.02** or in strict accordance with the restrictions, conditions and procedures described in the other provisions of this **Section 4.01** and **Section 4.03** through **Section 4.05**, as applicable.

(b) **Other Transfer Restrictions.** Notwithstanding any other provision of this Agreement (including **Section 4.02**), prior to the consummation of a Qualified Public Offering, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Capital Stock or Stock Equivalents, and the Company agrees that it shall not issue any Capital Stock or Stock Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Capital Stock or Stock Equivalents, if requested by the Company, only upon delivery to the

Company of a written opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iii) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) **Joinder Agreement.** Except with respect to any Transfer pursuant to a Public Sale or a Drag-along Sale, no Transfer of Capital Stock or Stock Equivalents pursuant to any provision of this Agreement shall be deemed completed until the Transferee shall have entered into a Joinder Agreement.

(d) **Transfers in Violation of this Agreement.** Any Transfer or attempted Transfer of any Capital Stock or Stock Equivalents in violation of this Agreement, including any failure of a Transferee, as applicable, to enter into a Joinder Agreement pursuant to **Section 4.01(c)** above, shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the Stockholder proposing to make any such Transfer shall continue be treated) as the owner of such Capital Stock or Stock Equivalents for all purposes of this Agreement.

Section 4.02 Permitted Transfers. Subject to **Section 4.01** above, including the requirement to enter into a Joinder Agreement pursuant to **Section 4.01(c)** above, the provisions of **Section 4.03** and **Section 4.04** shall not apply to any of the following Transfers by any Stockholder of any of its Capital Stock or Stock Equivalents to:

(i) such Stockholder's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**");

(ii) any Stockholder, with or without consideration;

(iii) a trust under which the distribution of Capital Stock may be made only to such Stockholder and/or any Family Members of such Stockholder;

(iv) a charitable remainder trust, the income from which will be paid only to such Stockholder during his life;

(v) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Stockholder and/or Family Members of such Stockholder; or

(vi) for bona fide estate planning purposes, either by will or by the laws of intestate succession, to such Stockholder's executors, administrators, testamentary trustees, legatees or beneficiaries.

Section 4.03 Right of First Refusal.

(a) **Offered Stock.** At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in **Section 4.01**, **Section 4.02**, this **Section 4.03** and **Section 4.04**, the Company, *first*, and each Stockholder holding Common Stock (collectively, the "**ROFR Rightholders**"), *second*, shall have a right of first refusal if any Investor (the "**Offering Stockholder**") receives a bona fide offer from any Person (a "**Prospective Transferee**") that the Offering Stockholder desires to accept (a "**Transfer Offer**") to Transfer all or any portion of any Shares (or applicable Stock Equivalents) it owns (the "**Offered Stock**"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall first make an offering of the Offered Stock to the Company, *first*, and each ROFR Rightholder other than the Offering Stockholder (the "**Applicable ROFR Rightholders**"), *second*, all in accordance with the following provisions of this **Section 4.03**, prior to Transferring such Offered Stock to the Prospective Transferee.

(b) **Offered Stock Transfer Exceptions.** Notwithstanding anything herein to the contrary, the right of first refusal in **Section 4.03(a)** shall not apply to any Transfer Offer or Transfer of Shares (or applicable Stock Equivalents) that are:

(i) permitted by and made in accordance with **Section 4.02**;

(ii) are proposed to be made by a Dragging Stockholder or required to be made by a Drag-along Stockholder pursuant to **Section 4.05**;

(iii) are made by a Tag-along Stockholder upon the exercise of its tag-along right pursuant to **Section 4.04** after the Company and Applicable ROFR Rightholders have declined to exercise their rights in full under this **Section 4.03**; or

(iv) made pursuant to a Public Offering.

(c) **Offer Notice.**

(i) The Offering Stockholder shall, within five (5) Business Days of receipt of the Transfer Offer, give written notice (a "**ROFR Notice**") to the Company and each Applicable ROFR Rightholder stating that it has received a Transfer Offer for the Offered Stock and specifying:

(A) the aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the ROFR Notice;

(C) the purchase price per share of Offered Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer; and

(D) the name of the Prospective Transferee who has offered to purchase such Offered Stock.

(ii) The ROFR Notice shall constitute the Offering Stockholder's offer to Transfer all of the Offered Stock to the Company and the Applicable ROFR Rightholders in accordance with the provisions of this **Section 4.03**, which offer shall be irrevocable until the end of the Applicable ROFR Rightholder Option Period described in **Section 4.03(d)(iii)**.

(iii) By delivering the ROFR Notice, the Offering Stockholder represents and warrants to the Company and each Applicable ROFR Rightholder that:

(A) the Offering Stockholder has full right, title and interest in and to the Offered Stock described in the ROFR Notice;

(B) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer the Offered Stock described in the ROFR Notice as contemplated by this **Section 4.03**; and

(C) the Offered Stock described in the ROFR Notice is free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) **Exercise of Right of First Refusal; Over-Allotment Option.**

(i) Upon receipt of the ROFR Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Offered Stock on the terms and purchase price(s) set forth in the ROFR Notice in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of Offered Stock in accordance with the procedures set forth in **Section 4.03(d)(ii)**, and *thereafter*, the Applicable ROFR Rightholders shall have the right to purchase all (but not less than all) of their respective ROFR Pro Rata Portions of the remaining Offered Stock, in accordance with the procedures set forth in **Section 4.03(d)(iii)**, to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the Applicable ROFR Rightholders may only exercise their right to purchase the Offered Stock if, after giving effect to all elections made under this **Section 4.03(d)**, no less than all of the Offered Stock will be purchased by the Company and/or the Applicable ROFR Rightholders.

(ii) The initial right of the Company to purchase any Offered Stock shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Stockholder and the Applicable ROFR Rightholders within twenty (20) days of receipt of the ROFR Notice (the "**Company Option Period**"), stating the applicable number(s) (including where such number is zero) and type(s) of Offered Stock the Company elects to purchase on the terms and purchase price(s) set forth in the ROFR Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iii) If the Company does not elect to purchase all of the Offered Stock, the Applicable ROFR Rightholders shall have the right to purchase the remaining Offered Stock not elected to be purchased by the Company. For a period of ten (10) days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Stock (such period, the "**Applicable ROFR Rightholder Option Period**"), each Applicable ROFR Rightholder shall have the right to elect to purchase all (but not less than all) of its ROFR Pro Rata Portion of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Applicable ROFR Rightholder Exercise Notice**") specifying its desire to purchase its ROFR Pro Rata Portion of remaining Offered Stock, on the terms and applicable purchase price(s) set forth in the ROFR Notice. The Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

(iv) If the Applicable ROFR Rightholders pursuant to **Section 4.03(d)(iii)** do not, in the aggregate, elect to purchase all of the remaining Offered Stock not purchased by the Company, each Applicable ROFR Rightholder electing pursuant to **Section 4.03(d)(iii)** to purchase its entire ROFR Pro Rata Portion of remaining Offered Stock (each, an "**Exercising Applicable ROFR Rightholder**") shall have the right to purchase all or any portion of remaining Offered Stock not elected to be purchased by the Company and the Applicable ROFR Rightholders. As promptly as practicable following the Applicable ROFR Rightholder Exercise Period, the Offering Stockholder shall deliver a written notice to each Exercising Applicable ROFR Rightholders (an "**Exercising Applicable ROFR Rightholder Notice**") stating the number(s) and type(s) of remaining Offered Stock available for purchase following the Applicable ROFR Rightholder Exercise Period. For a period of ten (10) days following the receipt of an Exercising Applicable ROFR Rightholder Notice (such period, the "**Exercising Applicable ROFR Rightholder Option Period**"), each Exercising Applicable ROFR Rightholder shall have the right to elect to purchase all or any portion of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Exercising Applicable ROFR Rightholder Exercise Notice**") specifying the number(s) and type(s) of additional remaining Offered Stock it desires to purchase on the terms and applicable purchase price(s) set forth in the ROFR Notice. The Exercising Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Exercising Applicable ROFR Rightholder.

(v) The failure of the Company or any Applicable ROFR Rightholder to deliver a Company ROFR Exercise Notice or an Applicable ROFR Rightholder

Exercise Notice, respectively, by the end of the Company Option Period or the Applicable ROFR Rightholder Option Period, respectively, shall constitute a waiver of the applicable rights of first refusal under this **Section 4.03** with respect to the Transfer of the Offered Stock, but shall not affect their respective rights with respect to any future Transfers.

(e) **Allocation of Offered Stock.** Upon the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the expiration of the Exercising Applicable ROFR Rightholder Option Period, each share of remaining Offered Stock not selected for purchase in its entirety by the Company pursuant to **Section 4.03(d)(ii)** shall be allocated for purchase among the Exercising Applicable ROFR Rightholders, as follows:

(i) First, to each Exercising Applicable ROFR Rightholder having elected pursuant to **Section 4.03(d)(iii)** to purchase its entire ROFR Pro Rata Portion of remaining Offered Stock, such Applicable ROFR Rightholder's ROFR Pro Rata Portion of such remaining Offered Stock; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to **Section 4.03(d)(ii)**), shall be allocated to those Exercising Applicable ROFR Rightholders electing pursuant to **Section 4.03(d)(iv)** to purchase a number of remaining Offered Stock exceeding their respective ROFR Pro Rata Portions, in an amount, with respect to each such Exercising Applicable ROFR Rightholder, that is equal to the lesser of:

(A) the number of shares of remaining Offered Stock that such Exercising Applicable ROFR Rightholder elected to purchase in excess of its applicable ROFR Pro Rata Portion; and

(B) the product of (1) the number of shares of remaining Offered Stock not allocated under **Section 4.03(e)(i)** (and not purchased by the Company pursuant to **Section 4.03(d)(ii)**), multiplied by (2) a fraction, the numerator of which is the number of shares of remaining Offered Stock that such Exercising Applicable ROFR Rightholder was permitted to purchase pursuant to **Section 4.03(e)(i)**, and the denominator of which is the aggregate number of such shares of remaining Offered Stock that all Exercising Applicable ROFR Rightholders were permitted to purchase pursuant to **Section 4.03(e)(i)**

; *provided*, that if following the allocation under this **Section 4.03(e)(ii)** there are any remaining unallocated shares of remaining Offered Stock, those shares shall be allocated to those Exercising Applicable ROFR Rightholders who have not yet been allocated their full share election of such shares made pursuant to

Section 4.03(d)(iv) pro rata based on the number of remaining shares elected to be purchased by those Exercising Applicable ROFR Rightholders until either no Offered Stock of such shares remain or until such time as all Exercising Applicable ROFR Rightholders have been permitted to purchase all Offered Stock that they elected to purchase.

(f) **Consummation of Sale to the Company and/or Applicable ROFR Rightholders.** In the event that the Company and/or the Applicable ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock, then the Offering Stockholder shall sell such Offered Stock to the Company and/or the Applicable ROFR Rightholders, and the Company and/or the Applicable ROFR Rightholders, as the case may be, shall purchase such Offered Stock, within sixty (60) days following the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period (either of which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 4.03(f)**, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this **Section 4.03(f)**, the Offering Stockholder shall deliver to the Company and/or the participating Applicable ROFR Rightholders certificates (if any) representing the Offered Stock to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Applicable ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) **Sale to Proposed Purchaser.** In the event that the Company and/or the Applicable ROFR Rightholders shall not have collectively elected to purchase all of the Offered Stock, then, provided the Offering Stockholder has also complied with the provisions of **Section 4.04** and **Section 4.01**, to the extent applicable, the Offering Stockholder may Transfer all of such Offered Stock, at a price per share of Offered Stock not less than that specified in the ROFR Notice and on other terms and conditions which are not materially more favorable in the aggregate to the Prospective Transferee than those specified in the ROFR Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period. Any Offered Stock not Transferred within such 90-day period will be subject to the provisions of this **Section 4.03** upon subsequent Transfer.

(h) **Termination**. This **Section 4.03**, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

Section 4.04 Tag-along Right.

(a) **Participation on Sale of Stock.** At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in **Section 4.01** and this **Section 4.04**, if any Stockholder (the "**Selling Stockholder**") proposes to Transfer any of its Shares (or Stock Equivalents) (collectively, the "**Tag-along Stock**") to any Person, each other Stockholder holding shares of Common Stock (each, a "**Tag-along Stockholder**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this **Section 4.04**.

(b) **Tag-along Sale Exceptions.** Notwithstanding anything herein to the contrary, the provisions of this **Section 4.04** shall not apply to any Transfer of Tag-along Stock that is:

(i) permitted by and made in accordance with **Section 4.02**;

(ii) made to either the Company or any Applicable ROFR Rightholder pursuant to the exercise of the rights set forth in **Section 4.03**;

(iii) proposed to be made by a Dragging Stockholder or required to be made by a Drag-along Stockholder pursuant to **Section 4.05**; or

(iv) made pursuant to a Public Offering.

(c) **Tag-along Notice.** The Selling Stockholder shall deliver to the Company and each other Tag-along Stockholder a written notice (a "**Tag-along Notice**") of the proposed Tag-along Sale within (i) five (5) days following the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period, in the event that the Company and/or the Applicable ROFR Rightholders shall not have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock pursuant to **Section 4.03**, or (ii) twenty (20) days prior to the consummation of any Tag-along Sale which was not subject to **Section 4.03**.

The Tag-along Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Tag-along Stock the Selling Stockholder proposes to Transfer;

(ii) The identity of the prospective Transferee(s);

(iii) The proposed date, time and location of the closing of the Tag-along Sale, which shall not be less than 60 (sixty) days from the date of the Tag-along Notice;

(iv) The purchase price per share of Tag-along Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-along Right.**

(i) Each Tag-along Stockholder may exercise its right to participate in the Tag-along Sale on the terms described in the Tag-along Notice by delivering to the Selling Stockholder a written notice (a "**Tag-along Exercise Notice**") stating its election to do so no later than ten (10) days after receipt of the Tag-along Notice (the "**Tag-along Exercise Period**"). The election of each Tag-along Stockholder set forth in a Tag-along Exercise Notice shall be irrevocable, and, to the extent the offer in the Tag-along Notice is accepted, such Tag-along Stockholder shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this **Section 4.04**. If one or more Tag-along Stockholders elects pursuant to a Tag-along Exercise Notice and this **Section 4.04(d)(i)** to participate in the Tag-along Sale, the number of shares of Tag-along Stock that the Selling Stockholder may sell in the Tag-along Sale shall be correspondingly reduced in accordance with **Section 4.04(d)(ii)**.

(ii) The Selling Stockholder and each Tag-along Stockholder timely electing to participate in the Tag-along Sale pursuant to **Section 4.04(d)(i)** shall have the right to Transfer in the Tag-along Sale the number of Shares (or applicable Stock Equivalents) of Tag-along Stock set out in the applicable Tag-along Notice, equal to the product of (A) the aggregate number of shares of Tag-along Stock set out in the applicable Tag-along Notice and (B) such Stockholder's Tag-along Pro Rata Portion. Any Tag-along Stockholder may elect to sell in the Tag-along Sale less than the number of Shares (or Stock Equivalents) calculated pursuant to this **Section 4.04(d)(ii)**, in which case the Selling Stockholder shall have the right and each Tag-along Stockholder timely electing to sell its full Tag-along Pro Rata Portion of Tag-along Stock in the Tag-along Sale pursuant to this **Section 4.04(d)(ii)** (each, a "**Fully Electing Tag-along Stockholder**") shall have the right, pursuant to **Section 4.04(e)**, to sell the applicable shares of Tag-along Stock not elected to be sold by a Tag-along Stockholder.

(e) **Remaining Tag-along Stock.**

(i) If any Tag-along Stockholder either declines to exercise its right to participate in any Tag-along Sale under **Section 4.04(d)** or elects to exercise it with respect to less than its full Tag-along Pro Rata Portion, the Selling Stockholder shall deliver a written notice (a "**Remaining Tag-along Stock Notice**") to each of the Fully Electing Tag-along Stockholders within five (5) days following the expiration of the Tag-along Exercise Period, informing each Fully Electing Tag-along Stockholder of the aggregate number of shares of Tag-along Stock that the Tag-along Stockholders have not elected to sell (such shares, the "**Remaining Tag-along Stock**"). The Selling Stockholder and each Fully Electing Tag-along Stockholder shall be entitled to Transfer in the Tag-along Sale, in addition to any applicable Shares (or Stock Equivalents) already being Transferred by such Stockholder pursuant to this **Section 4.04**, a number of Shares (or applicable Stock Equivalents) of Remaining Tag-along Stock held by it equal to the product of (A) the number of Shares (or Stock Equivalents) of Remaining Tag-along

Stock, and (B) a fraction determined by dividing (1) the number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Remaining Tag-along Stock owned by such Stockholder, by (2) the aggregate number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of Remaining Tag-along Stock owned by the Selling Stockholder and all of the Fully Electing Tag-along Stockholders.

(ii) Each Fully Electing Tag-along Stockholder shall exercise its right to sell Remaining Tag-along Stock in accordance with **Section 4.04(e)(i)** by delivering to the Selling Stockholder a written notice (a "**Remaining Tag-along Stock Exercise Notice**") stating its election to do so and specifying the number of additional Shares (or applicable Stock Equivalents) of Remaining Tag-along Stock held by it to be included in the Tag-along Sale pursuant to **Section 4.04(e)(i)**), no later than five (5) days after receipt of the Remaining Tag-along Stock Notice (the "**Remaining Tag-along Stock Exercise Period**").

(iii) The election of each Fully Electing Tag-along Stockholder set forth in a Remaining Tag-along Stock Exercise Notice shall be irrevocable, and, to the extent the offer in the Tag-along Notice is accepted, such Fully Electing Tag-along Stockholder shall be bound and obligated to consummate the Transfer of the additional Shares (or applicable Stock Equivalents) allocable to it on the terms and conditions set forth in this **Section 4.04**.

(f) **Waiver.** Each Tag-along Stockholder who does not deliver a Tag-along Exercise Notice in compliance with **Section 4.04(d)(i)** and each Fully Electing Tag-along Stockholder who does not deliver a Remaining Tag-along Stock Exercise Notice in compliance with **Section 4.04(e)** shall be deemed to have waived all of such Tag-along Stockholder's and all such Fully Electing Tag-along Stockholder's rights to participate in the Tag-along Sale with respect to the Capital Stock (or applicable Stock Equivalents) or, in the case of a Fully Electing Tag-along Stockholder, the applicable portion thereof owned by such Tag-along Stockholder, and the Selling Stockholder shall (subject to the rights of any other participating Tag-along Stockholder or Fully Electing Tag-along Stockholder) thereafter be free to sell to the prospective Transferee the Tag-along Stock or Remaining Tag-along Stock, as applicable, identified in the Tag-along Notice or the Remaining Tag-along Stock Exercise Notice, as applicable, at a per share price for such Tag-along Stock or Remaining Tag-along Stock, as applicable, that is no greater than the applicable per share price set forth in the Tag-along Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Stockholder than those set forth in the Tag-along Notice, without any further obligation to the non-accepting Tag-along Stockholders or Fully Electing Tag-along Stockholders, as applicable.

(g) **Conditions of Sale.**

(i) Each Stockholder participating in the Tag-along Sale shall receive the same consideration, after deduction of such Stockholder's proportionate share of the related expenses in accordance with **Section 4.04(i)** below. In addition, no Transfer of any Tag-along Stock by the Selling Stockholder in the Tag-along Sale shall occur unless

the prospective Transferee simultaneously purchases the Shares (or applicable Stock Equivalents) elected to be sold by the Tag-along Stockholders pursuant to **Section 4.04(d)(i)** and **Section 4.04(e)** and if any such Transfer is in violation of this **Section 4.04**, it shall be null and void in accordance with the provisions of **Section 4.01(d)** hereof.

(ii) Each Tag-along Stockholder shall execute the applicable purchase agreement, if any, and shall make or provide the same representations, warranties, covenants and indemnities as the Selling Stockholder makes or provides in connection with the Tag-along Sale; *provided*, that each Tag-along Stockholder shall only be obligated to make representations and warranties that relate specifically to a Stockholder (as opposed to the Company and its business) with respect to the Tag-along Stockholder's title to and ownership of the applicable Shares (or Stock Equivalents), authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Stockholder, and other similar representations and warranties made by the Selling Stockholder, and shall not be obligated to make any of the foregoing representations and warranties with respect to any other Stockholder or their Shares (or Stock Equivalents); *provided*, *further*, that all indemnities and other obligations shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and severally (A) with respect to breaches of representations, warranties and covenants made by the Selling Stockholder and the Tag-along Stockholders relating to the Company and its business, if any, pro rata based on the aggregate consideration received by the Selling Stockholder and each Tag-along Stockholder in the Tag-along Sale, and (B) in an amount not to exceed for the Selling Stockholder or any Tag-along Stockholder, the net proceeds received by the Selling Stockholder and each such Tag-along Stockholder in connection with the Tag-along Sale, as applicable, *plus* the amount of any consideration forfeited by the Selling Stockholder or such Tag-along Stockholder, as applicable, to which it is entitled but has not yet received (including, without limitation, as a result of an escrow agreement, earn-out or similar arrangement).

(iii) Each holder of then currently exercisable Stock Equivalents with respect to Tag-along Stock proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Stock Equivalents into Tag-along Stock prior to the consummation of the Tag-along Sale and participate in such sale as holders of such Tag-along Stock.

(h) **Cooperation.** Subject to **Section 4.04(g)(ii)**, each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments (including stock certificates evidencing the applicable Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank), in each case, consistent with the agreements being entered into and the certificates and instruments being delivered by the Selling Stockholder.

(i) **Expenses.** The fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Stockholders (it being understood that costs incurred by or on behalf of a Selling Stockholder for its sole

benefit will not be considered to be for the benefit of all Tag-along Stockholders), to the extent not paid or reimbursed by the Company or the prospective Transferee, shall be shared by the Selling Stockholder and all the participating Tag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder; *provided*, that no Tag-along Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(j) **Consummation of Sale.** Subject to the requirements and conditions of this **Section 4.04** and the other applicable provisions of this Agreement, including **Section 4.01** hereof, the Selling Stockholder shall have sixty (60) days following the expiration of the Tag-along Exercise Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Stockholder than those set forth in the Tag-along Exercise Notice (which 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Stockholder has not completed the Tag-along Sale, the Selling Stockholder may not then effect a Transfer that is subject to this **Section 4.04** without again fully complying with the provisions of this **Section 4.04**. At the closing of the Tag-along Sale, each of the Tag-along Stockholders timely electing to participate in the Tag-along Sale pursuant to **Section 4.04(d)(i)** shall enter into the agreements and deliver the certificates and instruments, in each case, required by **Section 4.04(g)** and **Section 4.04(h)** against payment therefor directly to the Tag-along Stockholder of the portion of the aggregate consideration to which each such Tag-along Stockholder is entitled in the Tag-along Sale in accordance with the provisions of this **Section 4.04**.

(k) **Transfers in Violation of the Tag-along Right.** If the Selling Stockholder sells or otherwise Transfers to the prospective Transferee any of its Capital Stock (or Stock Equivalents) in breach of this **Section 4.04**, then each Tag-along Stockholder shall have the right to sell to the Selling Stockholder, and the Selling Stockholder undertakes to purchase from each Tag-along Stockholder, the number of Shares (or applicable Stock Equivalents) of such Tag-along Stockholder would have had the right to sell to the prospective Transferee pursuant to this **Section 4.04**, for a per share amount and form of consideration and upon the terms and conditions on which the prospective Transferee bought such shares from the Selling Stockholder, but without indemnity being granted by any Tag-along Stockholder to the Selling Stockholder; *provided*, that nothing contained in this **Section 4.04(k)** shall preclude any Stockholder from seeking alternative remedies against such Selling Stockholder as a result of its breach of this **Section 4.04**. The Selling Stockholder shall also reimburse each Tag-along Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Stockholder's rights under this **Section 4.04(k)**.

(l) **Termination**. This **Section 4.04**, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

Section 4.05 Drag-along Rights.

(a) **Participation.** At any time prior to the consummation of a Qualified Public Offering, the Founder (together with their respective Permitted Transferees) holding no less than a majority of all the issued and outstanding Common Stock (such Stockholder(s), the "**Dragging Stockholder**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right, after delivering the Drag-along Notice in accordance with **Section 4.05(c)** and subject to compliance with **Section 4.05(d)**, to require that each other Stockholder (each, a "**Drag-along Stockholder**") participate in such Drag-along Sale (including, if necessary, by converting or exercising their Stock Equivalents into the shares of Capital Stock to be sold in the Drag-along Sale) on substantially the same terms and conditions as the Dragging Stockholder as set forth in the applicable Drag-along Notice and in the manner set forth in **Section 4.05(b)**.

(b) **Sale of Stock; Sale of Assets.** Subject to compliance with **Section 4.05(d)**:

(i) If the Drag-along Sale is structured as a Change of Control involving the sale of stock, then each Drag-along Stockholder shall sell the number of Shares and/or Stock Equivalents, as applicable, equal to the product obtained by multiplying (A) the number of Shares and/or Stock Equivalents of Shares on a Fully Diluted Basis held by such Drag-along Stockholder by (B) a fraction (1) the numerator of which is equal to the number of Shares and/or Stock Equivalents of Shares on a Fully Diluted Basis that the Dragging Stockholder proposes to sell in the Drag-along Sale and (2) the denominator of which is equal to the number of Shares and/or Stock Equivalents of the Shares on a Fully Diluted Basis held by the Dragging Stockholder at such time; *provided*, that for purposes of this **Section 4.05(b)(i)** and the other provisions of this **Section 4.05**, all classes of Common Stock and applicable Stock Equivalents for Common Stock shall be treated as one class of Shares; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Stockholders, then notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall (A) vote (in person, by proxy or by written consent, as requested) all of its voting securities (including any voting Shares) in favor of the Drag-along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such Drag-along Sale and such related actions and (B) refrain from taking any actions to exercise, and shall take all actions to waive, any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) **Drag-along Notice.** The Dragging Stockholder shall exercise its rights pursuant to this **Section 4.05** by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make

reference to the Dragging Stockholders' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name (s) of the Third Party Purchaser;

(ii) The proposed date, time and location of the closing of the Drag-along Sale;

(iii) The proposed amount of consideration in the Drag-along Sale, including, if applicable, the purchase price per share of Capital Stock (or applicable Stock Equivalents) to be sold and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale.** The obligations of the Drag-along Stockholders in respect of a Drag-along Sale under this **Section 4.05** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Stockholder shall be the same form and amount of consideration to be received by the Dragging Stockholder per share of Capital Stock and the terms and conditions of such sale shall, except as otherwise provided in **Section 4.05(d)(iii)**, be the same as those upon which the Dragging Stockholder sells its Capital Stock; *provided*, that this **Section 4.05(d)(i)** condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

(ii) If the Dragging Stockholder or any Drag-along Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Stockholders; *provided*, that this **Section 4.05(d)(ii)** condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive an option to receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the

closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

(iii) Each Drag-along Stockholder shall execute the applicable purchase agreement (and any related ancillary agreements entered into by the Dragging Stockholder in connection with the Drag-along Sale) and make or provide the same representations, warranties, covenants, indemnities (directly to the Third-Party Purchaser and/or indirectly pursuant to a contribution agreement, as required by the Dragging Stockholder), purchase price adjustments, escrows and other obligations as the Dragging Stockholder makes or provides in connection with the Drag-along Sale; and

(iv) if the Dragging Stockholder enters into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation, recapitalization or other reorganization), each Drag-along Stockholder who is not an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) shall, at the request of the Company, appoint a "purchaser representative" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) designated by the Company, the fees and expenses of which shall be borne by the Dragging Stockholder.

(e) **Cooperation.** Each Drag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

(f) **Fees and Expenses.** The fees and expenses of the Dragging Stockholder (either directly or indirectly by the Company) incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Stockholders, to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Stockholder and all the Drag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder in the Drag-along Sale.

(g) **Consummation of Sale.** The Dragging Stockholder shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed [one-hundred and twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then exercise its rights under this **Section 4.05** without again fully complying with the provisions of this **Section 4.05**.

(h) **Termination**. This **Section 4.05**, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

ARTICLE V
COVENANTS

Section 5.01 Other Business Activities. The parties hereto, including the Company, expressly acknowledge and agree that: (i) the Stockholders and their Affiliates are permitted to have, and may presently or in the future have, investments or other business or strategic relationships, ventures, agreements or other arrangements with entities other than the Company that are engaged in the business of the Company, or that are or may be competitive with the Company (any such other investment or relationship, an "**Other Business**"); (ii) none of the Stockholders or their Affiliates will be prohibited by virtue of such Stockholder's investment in the Company from pursuing and engaging in any Other Business; (iii) none of the Stockholders or their Affiliates will be obligated to inform the Company or any other Stockholder of any opportunity, relationship or investment in any Other Business (a "**Company Opportunity**") or to present any Company Opportunity to the Company, and the Company hereby renounces any interest in any Company Opportunity and any expectancy that a Company Opportunity will be offered to it; (iv) nothing contained herein shall limit, prohibit or restrict any Stockholder from serving on the board of directors or other governing body or committee of any Other Business; and (v) no other Stockholder will acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Investors or their Affiliates. The parties hereto expressly authorize and consent to the involvement of the Stockholders and/or their Affiliates in any Other Business; *provided*, that any transactions between the Company and an Other Business will be on terms no less favorable to the Company than would be obtainable in a comparable arm's-length transaction. The parties hereto expressly waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Stockholder or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Stockholder.

Section 5.02 Termination. The covenants contained in this **Article V** shall terminate on the consummation of a Qualified Public Offering.

Section 5.03 Service Agreements. Certain of the Stockholders have entered into Service Agreements.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

Section 6.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company that:

(a) For each such Stockholder that is not an individual, such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) Such Stockholder has full capacity/corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to any Capital Stock or Stock Equivalents of the Company, including agreements or arrangements with respect to the acquisition or disposition of any such Capital stock or Stock Equivalents or any interest therein or the voting of any Capital Stock or Stock Equivalents (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

ARTICLE VII
MISCELLANEOUS

Section 7.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and

accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 7.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 7.03**):

If to the Company:

902 Magenta Street
Bronx, New York 10469
E-mail: Ivan@itsthezone.com
Attention: Ivan Tchatchouwo

With a copy to:

Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, New York 10022
Attention: Michael G. Tannenbaum, Esq.
Email: Tannenbaum@thsh.com

If to a Stockholder, to such Stockholder's respective mailing address as set forth on **Schedule A**.

Section 7.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 7.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other

jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.06 Entire Agreement.

(a) This Agreement, the Service Agreements and all related Exhibits and Schedules hereto constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 7.07 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns. This Agreement may not be assigned by any Stockholder except as provided in this Agreement and any such assignment in violation of this Agreement shall be null and void.

Section 7.08 No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Founder. Any such written amendment or modification will be binding upon the Company and each Stockholder. Further, this Agreement may not be amended or modified in any way which would adversely affect the rights of the Investors hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of at least a majority of the shares of Common Stock held by the Investors.

Section 7.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For

the avoidance of doubt, nothing contained in this **Section 7.10** shall diminish any of the explicit and implicit waivers described in this Agreement, including in, **Section 4.03(d)(v)**, **Section 4.05(b)(ii)**, **Section 4.04(f)** and **Section 7.13** hereof.

Section 7.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 7.12 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such courts lack subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by certified or registered mail to the address set forth in **Section 7.03** shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 7.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 7.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 7.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 7.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 7.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.18 Legend. In addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Capital Stock shall bear a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 7.19 Irrevocable Proxy and Power of Attorney. Each Stockholder hereby appoints the Founder, his proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Stockholder's Shares (or applicable Stock Equivalents) in accordance with the provisions of **Article II** and **Section 4.05** hereof. This proxy and power of attorney is given to secure the performance of the duties of the Stockholders under this Agreement. Each Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Stockholder shall be irrevocable during the term

of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Stockholder with respect to such Stockholder's Shares or applicable Stock Equivalents. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of the provisions of **Article II** and **Section 4.05**, respectively, in accordance with their terms.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

By:_______________________________

Name: Ivan Tchatchowo

Title: President

FOUNDER:

____

IVAN TCHATCHOUWO

STOCKHOLDERS:

SCHEDULE A

INVESTORS

Stockholder Name and Address